FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month December, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Further to our letter dated September 16, 2020 and in terms of Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations), we wish to inform you that RBI vide its letter dated December 22, 2020 has communicated its approval for the appointment of Mr. Sandeep Batra (DIN:03620913) as Executive Director of the Bank for a period of three years from the date of his taking charge as an Executive Director.
The Board of Directors of the Bank vide a circular resolution dated December 23, 2020 has recorded December 23, 2020 as the effective date of appointment and taking charge by Mr. Sandeep Batra as Executive Director of the Bank.

Pursuant to the requirements of Regulation 30 of the Listing Regulations, we furnish the below information:

Reason for change	Appointment
Date of appointment	Three years from December 23, 2020
Brief Profile

Mr. Sandeep Batra is a Chartered Accountant (1987) and a Company Secretary (1993). Mr. Sandeep Batra has been working with the ICICI Group for the last 20 years and is currently the President with responsibilities of the Corporate Centre at the Bank.

Mr. Sandeep Batra was responsible for operations group, technology group, secretarial function and corporate communication group. As part of Executive Committee, he also supervised Human Resources group, Infrastructure management group, Legal group and International Business. He also administratively supervised Risk, Internal Audit and Compliance functions.

He is on the boards of several ICICI Group companies -  ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Bank UK PLC and ICICI Venture Funds Management Company Limited. In his previous stint with ICICI Bank, Sandeep was Group Compliance Officer. He has been a founder member of the ICICI Prudential Life Insurance team and has worked with the organization as its Chief Financial Officer from September 2000 till 2006 and then as Executive Director and a member of its board from January 2014 till July 2018. At ICICI Prudential Life Insurance, Sandeep was responsible for Finance, investments, actuarial and risk and compliance functions. He was also instrumental in leading the company to India’s first IPO in the insurance space.

Disclosure of relationships between directors	Mr. Sandeep Batra is not related to any other director of the Bank.

We affirm that Mr. Sandeep Batra is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Item

1.	Other news

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 23, 2020	By:	/s/Ranganath Athreya
			Name:	Ranganath Athreya
			Title:	Company Secretary